

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 1, 2021

Anthony Tan Ping Yeow
Chief Executive Officer
Grab Holdings Limited
7 Straits View, Marina One East Tower, #18-01/06
Singapore 018936

> **Re: Grab Holdings Limited**
> **Registration Statement on Form F-4**
> **Filed August 2, 2021**
> **File No. 333-258349**

Dear Mr. Tan Ping Yeow:

 We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

 Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

 After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Cover Page

1. We note your disclosure that it is expected that Mr. Tan will hold approximately 66.11% of the total voting power of all issued and outstanding GHL Ordinary Shares voting together as a single class immediately following the consummation of the Business Combination, based on certain assumptions. We also note your disclosure on page 14 that "Mr. Tan, by virtue of his holding approximately 66.11% of that total voting power, will effectively have the ability to elect the entire GHL board of directors." Please amend the disclosure on your cover page to describe the extent to which Mr. Tan will have the ability to control matters requiring shareholder approval, including the election of directors and the amendment of organizational documents.

2.   Please revise here and in the Letter to Shareholders to state the economic and voting interests that will be held by the AGC public shareholders, the Grab shareholders (excluding the Key Executives), the PIPE investors, the Sponsor, and the Key Executives following completion of the business combination. Please include total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including any forward purchase securities and the total potential securities that could be issued pursuant to the backstop agreement. Please also clarify which parties are included in the categories of "Sponsor and Certain AGC Directors" and "Sponsor Related Parties," as described on page 13. We also note that the ownership interests assume that all remaining Grab Options are exercised for cash, all outstanding Grab RSUs vest, and all remaining Grab Ordinary Shares available for grant under the Grab 2018 Plan are granted to employees other than the Key Executives, in each case prior to the completion of the business combination. Please tell us the likelihood that these events will occur prior to the completion of the business combination. If you are unsure that such events will occur, please also present ownership interests without such assumptions. Please also revise the diagram on page 137 to separately present the ownership interest for each category of holders.

3.   Please amend your disclosure to indicate the number of shares of GHL Class A Ordinary Shares that will be issued for each Grab ordinary share and Grab preferred share. Please also disclose the number and value of shares that will comprise the Acquisition Merger Consideration, the Initial Merger Consideration, and the Shareholder Merger Consideration.

Industry and Market Data, page 2

4.   We note your disclosure that Grab commissioned a survey conducted by The Nielsen Company (Malaysia) Sdn Bhd ("NielsenIQ"). Please file the consent of NielsenIQ as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Rule 436 and Section 7 of the Securities Act.

What interests do AGC's Directors and Officers have in the Business Combination?, page 16

5.   Please clarify if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Summary of the Proxy Statement/Prospectus, page 25

6.   Please provide in your prospectus summary an organizational diagram of the transactions that will be completed in connection with your business combination.

7. Please provide a breakdown of the contribution to total revenue for each country in which you operate, to the extent material, for each of the last three financial years. Please include this information throughout the prospectus, as appropriate, so that holders can better understand the significance of your operations and risks you present throughout and the potential of such risks to materially impact your business and financial condition.

8. Please disclose here, and elsewhere as appropriate throughout the prospectus, the contribution to revenue for each of your segments so that shareholders have context for the discussion of your business and risks to your business.

The Parties to the Business Combination
Grab, page 26

9. Please briefly define "TPV." Please also clearly and prominently disclose in this section, as you do in your risk factor on page 69, that Grab is a platform business, and Grab does not provide the services offered through its platform itself.

10. We note your disclosure on page 81 that "The laws and regulations in many markets in Southeast Asia, including Thailand, Vietnam, Philippines and Indonesia where Grab conducts its business, place restrictions on foreign investment in, control over, management of, ownership of and ability to obtain licenses for entities engaged in a number of business activities." Please disclose clearly in this section that Grab uses a structure that involves contractual agreements with operating companies and business partners in certain of your geographic markets to comply with restrictions on foreign investments, and what that entails. Please provide a diagram of Grab's corporate structure, including clear disclosure of the equity ownership interests of each entity through which it controls operating companies. Please clearly identify all material contracts and arrangements through which Grab purports to obtain economic rights and exercise control that results in consolidation of the operations and financial results into its financial statements. Identify clearly the entity in which investors are receiving their interest and the entity(ies) through which the company's operations are conducted. Describe the relevant contractual agreements between the entities and how this type of corporate structure may affect investors and the value of their investment, including how and why the contractual arrangements may be less effective than direct ownership and that, if true, the company may incur substantial costs to enforce the terms of the arrangements. Disclose the uncertainties, if any, regarding the status of the rights of the Cayman Islands holding company with respect to its contractual arrangements with its operating companies, and the challenges the company may face enforcing these contractual agreements due to uncertainties under relevant laws and jurisdictional limits. Please include similar disclosure in your structure diagram on page 257, and increase the font size so that the diagram is readable.

Redemption Rights, page 33

11.   We note your disclosure that "[h]olders of AGC Units must elect to separate the AGC Units into the underlying shares and warrants prior to exercising redemption rights with respect to the shares," and "[i]f a public AGC shareholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares." Please amend your disclosure to clarify whether public AGC shareholders who redeem their shares will continue to hold warrants, and if so, how the warrants will be treated in the Initial Merger and the Acquisition Merger.

Risk Factors, page 44

12.   Disclose the material risks to unaffiliated investors presented by taking the company public through a merger rather than an underwritten offering. These risks could include the absence of due diligence conducted by an underwriter that would be subject to liability for any material misstatements or omissions in a registration statement.

"Grab faces intense competition . . .", page 45

13.   We note your discussion of non-competition agreements with Uber Technologies and Didi Chuxing Technology, including that the agreement with Didi will expire upon closing of the Business Combination. Please disclose the anticipated potential impact of such expiration on your business and operations in Southeast Asia. Please also file your agreements with Uber and Didi, or tell us why you do not believe you are required to do so.

"Grab's business is subject to numerous legal and regulatory risks . . .", page 47

14.   Please revise to identify any specific license, permit, approval, regulation, requirement or proposal where there is a known material risk that Grab may not be in compliance now or in the future (whether due to current non-compliance or proposals to current requirements) and where the non-compliance could have a material impact on your financial condition and results of operations. Your disclosure includes some examples, such as the requirement under Indonesian law that driver-partners are required to join a licensed car rental company prior to driving for mobility platforms, but the impact of potential non-compliance, and whether these are the material regulatory risks to your company, is unclear. Please also disclose whether Grab is dependent on any particular government incentive(s) such that the elimination of that incentive would have a material impact on its business. If so, please describe the specific incentive and quantify the potential impact of the loss of such an incentive.

"Grab is subject to various laws with regard to anti-corruption, anti-bribery . . .", page 53

15.   We note your disclosure that "Grab's audit and risk committee led an investigation into potential violations of certain anti-corruption laws related to its operations in one of the

countries in which it operates and has voluntarily self-reported the potential violations to the U.S. Department of Justice. This country represents one of Grab's top six markets, as measured by revenues in 2020." Please identify the country, and quantify this market's contribution to your revenues in 2020. Please also disclose whether the company is aware of any contemplated or pending investigations or litigation related to the potential violations that may have a material impact on the company.

"Grab's financial services business . . .", page 58

16. You note that Grab's "PayLater" option has been subject to increasing regulatory scrutiny in certain markets. To the extent such scrutiny could have a material impact on your business, please disclose the details of such scrutiny, the applicable markets, and the possible material risks to the company.

"Grab is subject to risks associated with strategic alliances . . .", page 60

17. Please provide additional detail, to the extent possible, so that investors can better understand the significance of the risks presented. For example, please disclose the percentage of OVO's growth and payments volume that is due to the promotion of strategic investors in OVO providing OVO as a payment option on their platform, and OVO's contribution to the overall revenues of the company, so that investors are aware of the potential material impact if such strategic investors decide not to provide OVO as a payment option. Please also file the strategic alliance and partnership agreements referenced in this risk factor, or tell us why you believe you are not required to do so.

"Grab's entry into digital banking in Singapore . . .", page 62

18. You disclose that "according to MAS's eligibility criteria, among other requirements, holders of the digital full bank licenses will need S$1.5 billion (approximately $1.1 billion) in minimum paid-up capital as well as additional capital to accommodate certain losses as determined by MAS, requiring Grab and its joint venture partner to make capital contributions to the Digital Banking JV." Please clarify potential sources of funding for Grab and its joint venture partner to meet this requirement.

19. Please file your joint venture agreement with Singtel as an exhibit to your registration statement or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K and Item 8 of Form F-1.

"Grab may be blocked from, or limited in . . .", page 63

20. We note your disclosure that "Grab may also proceed with business activities on a risk-weighted assumption that certain laws and regulations are invalid or inapplicable, which may not be the case." Please provide additional detail regarding Grab's process for analyzing the risks related to its assumptions that certain laws and regulations are invalid or inapplicable, including additional detail regarding how Grab weighs the risks and comes to the conclusions that these laws do not apply to its business activities. As a

related matter, you disclose that "There may have been instances where Grab was not in compliance with applicable laws and regulations or did not have all required licenses, permits and approvals needed to conduct the relevant business." Please disclose whether Grab expects to continue conducting its operations in the same manner when expanding into new markets. Please also address whether the company believes that the examples discussed in this risk factor, or any other known related risks, could result in a material impact the company's overall results of operations and financial condition.

"The proper uninterrupted functioning of Grab's highly complex technology . . .", page 64

21. We note your disclosure that "Grab's operations may also rely on virtual private network access in certain jurisdictions, such as China, where Grab has research and development operations." If material to your business, please briefly describe any laws, regulations, or other government intervention that could impact your access to your virtual private network in China.

"Changes in, or failure to comply with, competition laws could adversely affect Grab.", page 69

22. We note your disclosure that "[p]ursuant to the proposed decision, MyCC proposed a fine of approximately RM86.8 million (approximately $21 million) and a daily fine of RM15,000 (approximately $3,600) for each day Grab fails to take the remedial actions as directed by MyCC. Grab submitted its written representation to MyCC in December 2019 and made its oral representation to MyCC in October 2020, challenging MyCC's proposed decision on several grounds." Please clarify whether the elapsed time for purposes of calculating the per day fine for Grab's failure to take the remedial actions was stayed pending Grab's appeal.

23. You disclose that "Grab's pricing model, including dynamic pricing, could be challenged or limited in emergencies and capped in certain jurisdictions." Disclose whether the COVID-19 pandemic resulted in any caps on pricing for any of its businesses, if so, how the same impacted Grab's operations, and whether and to what extent COVD-19-related caps remain in place in any of the jurisdictions in which Grab operates.

"Industry data, forecasts and estimates, including the Projections . . .", page 76

24. Please remove the statement that the forecasts may be inaccurate and should not be relied upon, as it is inappropriate to disclaim responsibility for disclosure appearing in the proxy statement/prospectus. Please also clarify what you mean that the Projections are "not necessarily reflective of the published guidelines of the SEC regarding projections" or the guidelines established by the AICPA. Please make similar revisions in your disclosure on page 149.

"Grab may be affected by governmental economic and trade sanctions . . .", page 79

25. To provide investors with additional context regarding the impact of the economic and trade sanctions laws and regulations that apply to Myanmar, please disclose the percentage of your total revenue derived from this geographic market.

Risks Relating to Grab's Corporate Structure and Doing Business in Southeast Asia
"In certain jurisdictions, Grab is subject to restrictions on foreign ownership.", page 81

26. Please disclose any specific material risks to the operating structures in each of Thailand, Vietnam, Philippines, and Indonesia that could result in violations of the foreign ownership restrictions in these regions and/or would result in Grab no longer controlling the operating entities. As one example, we note your disclosure that "[p]ursuant to the organizational documents of Thai Entity 2, Grabs rights, which include the quorum for a shareholders meeting requiring Grab's attendance and all shareholder resolutions requiring Grab's affirmative vote, enable Grab to control its Thai operating entities and consolidate the financial results of these operating entities in its financial statements in accordance with IFRS." Please disclose whether there are any circumstances under which the organizational documents of Thai Entity 2 could be amended to remove the provisions enabling Grab to control its Thai operating entities. Please also file the contractual arrangements and governing documents that provide Grab with control over such operating entities as exhibits to the registration statement, or tell us why you believe you are not required to do so.

27. You note that new regulations in Indonesia may prevent Grab from continuing to recognize OVO as a consolidated entity in Grab's financial statements. Please quantify the impact, to the extent material, if you are unable to recognize OVO as a consolidated entity or if the Bank of Indonesia withholds the conversion of the OVO's e-money license.

"Grab could face uncertain tax liabilities in various jurisdictions . . .", page 86

28. We note your disclosure that "in March 2021, as part of a routine tax audit in Indonesia which commenced in September 2020, the tax authority requested for information with respect to Grab's position on certain withholding tax matters relating to transactions in fiscal year 2018. Depending on the outcome of this tax audit, Grab could be subject to tax liabilities material to its financial position." Please disclose the amount of material tax liability Grab could be subject to, if estimable.

"The Business Combination may be completed even though . . .", page 95

29. Please disclose the matters that are contained in Section 1.1 of the Grab Disclosure Letter.

Risks Relating to GHL
"GHL will issue GHL Class A Ordinary Shares . . .", page 99

30.   You disclose that "certain strategic partners of Grab have the right to swap the shares they hold in Grab subsidiaries for GHL Class A Ordinary Shares." Please disclose the estimated percentage of GHL shares that each these respective entities would hold if they swapped their shares immediately upon closing of the business combination.

31.   Please revise to disclose the dilutive impact on Class A shareholders that may result from mandatory conversion of Class B shares.

The Business Combination Proposal
The Business Combination Agreement
Representations and Warranties, page 123

32.   Please expand your disclosure to describe the specific material representations and warranties of Grab, AGC, GHL, AGC Merger Sub and Grab Merger Sub.

Grab Voting, Support and Lock-Up Agreements, page 135

33.   Please disclose the Grab shareholders who entered into the voting support and lock-up agreements.

Charter Documents of GHL Following the Business Combination, page 137

34.   We note your disclosure that "[p[ursuant to the Business Combination Agreement, upon the Closing of the Business Combination, GHL's memorandum and articles of association shall be amended." We also note your disclosure beginning on page 361 describing the differences in shareholder rights resulting from the differences between the respective governing documents of AGC and GHL. Please amend your disclosure to include separate proposals allowing AGC shareholders to vote on material differences between the AGC charter and the revised GHL charter. Alternatively, tell us why you do not believe you are required to give AGC shareholders the opportunity to vote on material changes to the rights of AGC shareholders.

Background of the Business Combination, page 138

35.   Please revise your disclosure in this section to include negotiations relating to material terms of the transaction and ancillary documents, including, but not limited to, the dual-class structure of GHL and the number of votes per Class B Ordinary Shares; the reasons underlying the Shareholder Deed requiring all Class B holders to give voting control to Mr. Tan; the minimum proceeds to GHL from the PIPE Investment, Forward Purchase Agreements, and the Sponsor Subscription Agreement; resale restrictions, such as those discussed on page 101; historical financials of Grab, financial projections and any discussions relating to the assumptions underlying such projections; corporate governance of the combined company; director nomination rights; and other material terms of the

business combination. In your revised disclosure, please list each person present at the meeting. Please do not simply list the topic(s) discussed, but explain the reasons for, and significance of, such discussions and terms, what in particular was discussed, each party's position on such issues and, how you reached agreement on the final terms.

36. You disclose that "As of February 24, 2021, Grab received bids from four potential business combination counterparties (including AGC), in response to the form of letter of intent circulated by Evercore on February 18." Please amend your disclosure to discuss the other potential business combination counterparties, including how the consideration of these potential business combination counterparties progressed and the reasons why Grab determined that ACG would be the acquirer.

37. Your disclosure states that AGC was contacted by, and contacted, "numerous" individuals and entities with ideas for business combination opportunities. Please disclose the approximate number of targets AGC considered, the general nature of the business of those targets, the extent of the engagements with other potential targets. Please amend your disclosure to clarify why the discussions with the other "potential counterparty" referenced on page 139 did not ultimately lead to a transaction, and why you believed that Grab was the most attractive target.

38. Please revise your disclosure to include a description of the negotiations relating to the valuation of Grab, including how the amount evolved through the negotiations, and when the final valuation was agreed upon by the parties. Please also provide the details of the "key investment-case" and "valuation related materials and analyses" that were discussed by the board at its meetings in March and April.

39. We note your disclosure on page 140 that "On or around March 5, 2021, AGC engaged J.P. Morgan's Equity Capital Markets Group and Morgan Stanley as lead placement agents and Evercore and UBS Securities LLC ("UBS") as its co-placement agents in connection with the PIPE financing." Here and in your disclosure on page 155, please disclose the fees and any other compensation paid to J.P. Morgan, Morgan Stanley, Evercore, and UBS Securities LLC for placement agent services in connection with the PIPE financing. As a related matter, we note your disclosure that "In light of (i) Morgan Stanley's role as an underwriter in AGC's initial public offering, (ii) Morgan Stanley Asia (Singapore) Pte.'s role as co-advisor to Grab in connection with the Business Combination, and (iii) Morgan Stanley's role as a lead placement agent in connection with the PIPE financing, Grab signed a conflicts waiver letter on March 16, 2021, and AGC signed a conflict waiver letter on March 17, 2021." Considering that Morgan Stanley performed additional services after the IPO and part of the IPO underwriting fee was deferred and conditioned on completion of a business combination, please quantify the aggregate fees payable to Morgan Stanley that are contingent on completion of the business combination.

40. You disclose that the AGC Board did not obtain a third-party valuation or fairness opinion but "reviewed certain financial information of Grab." Please amend your disclosure to

describe the "certain financial information of Grab" considered by the AGC Board and how it supported the Board's decision to recommend approval of the business combination.

41. We note your disclosure on page 18 and elsewhere in the filing that "Richard N. Barton, a current director of AGC, is expected to become a director of GHL and in such case would be compensated as a director of GHL." Please disclose when Mr. Barton negotiated his potential employment with GHL, and whether this negotiation occurred while the parties where negotiating the final terms of the business combination agreement. Please discuss the steps that were taken to review the transaction in light of the potential conflict of interest.

42. We note that Evercore acted as lead financial advisor to Grab, and J.P. Morgan's M&A Advisory Group and Morgan Stanley Asia (Singapore) Pte. acted as co-advisors to Grab in connection with the business combination. Please revise your discussion in this section to address in greater detail the role that the financial advisors played in the transaction negotiations and valuation discussions. Please clarify whether the financial advisors delivered any reports that were materially related to the transaction.

43. Please expand upon the various matters discussed and considered by the AGC board between March 5, 2021 and the time of the AGC Board approval of the Business Combination Agreement, including the specific financial, tax, intellectual property, technology, regulatory, litigation, corporate (including material contracts), and labor and employment matters considered by the board. Please discuss what specifically was considered with respect to the business and operations of Grab, including any consideration of operations in various geographic regions, potential risks to such operations, and regulatory compliance.

44. Please revise your disclosure to discuss who selected the potential PIPE investors and what relationship the investors have, if any, with AGC, the sponsor, Grab, or the placement agents in the PIPE financing.

45. Disclose any negotiations relating to the waiver of any surviving remedies against Grab or its equity holders after closing of the business combination to recover for losses as a result of any inaccuracies or breaches of representations, warranties, or covenants of Grab.

AGC's Board of Directors' Reasons for Approval of the Business Combination, page 145

46. Please describe what the AGC board considered with respect to current information and forecast projections that supported its determination that the transaction was in AGC's best interest. Please also disclose the selected comparable companies and relevant data about such companies that the board reviewed and how these companies supported the board's conclusion that the valuation of Grab was attractive.

47.   Please specify the risks related to Grab's business that were considered by the Board.

Certain Prospective Operational and Financial Information, page 148

48.   We note your disclosure that "With respect to the financial services segment, after the date of preparation of the Projections, Grab reassessed its revenue recognition conclusions for prior periods with respect to its OVO points program (which resulted in a reduction of $135 million and $204 million from revenues for 2020 and 2019, respectively, with an equivalent reversal under cost of revenue), and Grab is considering how the foregoing and other developments may impact the Projections related to the financial services segment." Please tell us what consideration your management has given to updating or correcting these projections to present investors with current and reliable disclosure about Grab's prospective financial performance.

49.   We note your disclosure in footnote 1 to the table on page 149 that "'Pre-InterCo' segment data shown herein includes earnings and other amounts from transactions between entities within the Grab group that are eliminated upon consolidation, and these figures differ materially from segment data that is presented after elimination of transactions between entities within the Grab group." However, it appears that the information in the table is not Pre-InterCo data. Please amend your footnotes to clearly identify the entity whose data is presented in the table. Please also amend your narrative disclosure to clarify for investors why you are presenting Pre-InterCo data separately, and to more prominently highlight the difference between projected financial information for Pre-Interco and Grab Group data. Please also indicate how this data was used by the Board in determining to approve the Business Combination.

Transaction Fees, page 148

50.   You disclose that the AGC board considered the "substantial transaction fees and expenses to be incurred in connection with the Business Combination and the negative impact of such expenses on AGC's cash reserves and operating results if the Business Combination is not completed." Please amend your disclosure to quantify the "substantial transaction fees."

Interests of AGC's Directors and Officers in the Business Combination, page 152

51.   You disclose that AGC's directors and officers have a potential conflict of interest related to the "continued indemnification of AGC's directors and officers and the continuation of AGC's directors' and officers' liability insurance after the Business Combination (i.e. a 'tail policy')." Please briefly describe GHL's continued obligations to indemnify and maintain a tail policy for AGC's directors and officers, including the duration of its obligations.

Material Tax Considerations

Qualification of the Initial Merger as a Reorganization, page 162

52.   You disclose that the discussion in this section is the opinion of counsel, and that the
        Initial Merger should qualify as a "reorganization" within the meaning of
        Section 368(a)(1)(F) of the Code." Given that counsel is not providing a firm opinion
        regarding treatment of the transaction under Section 368(a), please revise to provide the
        reason for the inability to opine on the material tax consequences. Refer to Section III of
        Staff Legal Bulletin No. 19 for guidance.

Mobility

Chart 13 Penetration Rate of Ride Hailing over Total Personal Consumption Expenditure on
Land Mobility, page 206

53.   Please amend your disclosure to provide a brief explanation for the sharp decrease in
        penetration rate for ride hailing in 2020, including an explanation of why you expect the
        trend to grow consistently after 2020.

Grab's Business, page 211

54.   When presenting non-IFRS measures throughout your filing, whether in tabular form,
        graphics, or discussions, please present the most directly comparable IFRS measure with
        equal or greater prominence. Examples of non-IFRS measures being presented with
        undue prominence include:

        •   On page 212, discussion of improved Adjusted EBITDA without similar discussion
            of equal or greater prominence of the comparable IFRS measure.

        •   Bullet points describing impacts to your non-IFRS measures noted throughout
            MD&A presented prior to, or without similar bullet points describing the impacts to
            your IFRS measures.

        •   On page 281, using terminology such as "Strongest Adjusted EBITDA," without at
            least an equally prominent descriptive characterization of the comparable IFRS
            measure.

        •   Tabular presentation on page 286, which includes "Key Business and Non-IFRS
            Financial Measures" such as Adjusted EBITDA and Total Segment Adjusted
            EBITDA on a consolidated basis without including the comparable non-IFRS
            measure(s) with equal or greater prominence.

        •   Starting your non-IFRS reconciliations from the non-IFRS measure, as opposed to
            beginning with the IFRS measure.

        Please review your filing to revise for all instances of prominence attributed to non-IFRS financial measures. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question 102.10 of the of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

55.   From page 213 to 227 you generally describe the benefits of your business model before the business is explained beginning on page 228. Please revise to move "Our Offerings" to the forepart of this section and revise the disclosure to give context as to the relative size of each offering to your business.

Southeast Asia's Leading Superapp, page 212

56.   We note your disclosure here discussing your financial performance in 2019 and 2020. To provide a more balanced overview of Grab's operations, amend the disclosure in this section to include a discussion of your net loss for the same periods.

Financial services: integral part of our ecosystem, page 215

57.   We note your disclosure that "[i]n the quarter ended March 31, 2021, the number of active Quick Cash loans in Thailand grew seven times, indicating strong demand for such digital instant cash loans as merchant-partners affected by COVID-19 lockdown were seeking quick financing to ease cash flows." Please disclose whether you expect this trend in demand to continue in future periods, or whether you expect the demand growth to slow as lockdowns are eased.

Our Competitive Advantage
Category Leadership with Recognized and Trusted Brand
Financial Services, page 217

58.   You disclose that "[w]e have dramatically increased the breadth of our payments business, and in 2020, over 40% of GrabPay transaction volumes took place outside of our platform." Please provide additional detail regarding the GrabPay transaction services that are not facilitated through your platform, including how and where you facilitate these transactions.

Our Offerings
Driver-Partner Superapp, page 228

59.   We note your disclosure that "GrabBenefits, our loyalty platform integrated in our superapp, enables us to reward our driver-partners and encourage loyalty. Driver-partners can see which tier they are in and how far they are from the next tier, and they can discover new benefits such as fuel and vehicle maintenance discounts that are available and redeem them." Please enhance your disclosure to provide additional detail about your benefits platform, including describing the tiers and benefits available for each tier, and how you determine the tiers for driver-partners.

Legal Proceedings, page 253

60.   Please revise your disclosure in this section to provide materially complete disclosure for all proceedings which may have, or have had in the recent past, significant effects on the company's financial position or profitability, including governmental proceedings pending or known to be contemplated. Ensure that your disclosure for such proceedings explains the specific impact of an outcome or decision that is adverse to Grab.

Regulatory Environment, page 259

61.   Please revise this section to clearly identify the material effects of the regulations discussed on the company's business. Please indicate whether the company is in compliance with such regulations, and whether there is a known material risk of noncompliance.

Thailand
Regulations on e-commerce, page 267

62.   We note your disclosure that "[d]ue to the expansion of businesses, Grab must submit an application for the amendment of its commercial certificate to reflect any and all current businesses operated through the Grab platform." Please clarify when Grab intends to submit this application, and if already submitted, the status of this application.

Grab Management's Discussion and Analysis of Financial Condition and Results of Operations
General, page 280

63.   Your disclosure from "Our Business Model" on page 292 through "Resilience through Covid-19" appears to describe the nature of your business model and would be more appropriately included in the section titled "Grab's Business" on page 211. In addition, please revise MD&A to begin with a discussion and analysis of your results of operations under IFRS and move the discussion of key metrics and non-IFRS measures, if any, to follow or support your IFRS-based discussion. The focus of your tabular presentations and discussions should be on your IFRS results, rather than a focus on the changes to your various metrics. Refer to Item 5.A of Form 20-F.

Recent Developments
Key Metrics for the Three Months Ended March 31, 2021, page 280

64.   Please amend your disclosure to briefly describe how you calculate "take rate."

Key Operational Highlights for the Three Months Ended March 31, 2021, page 281

65.   We note you present non-IFRS measures of "Total Segment Adjusted EBITDA" and "Adjusted EBITDA" on a consolidated basis and for your individual segments as of 3/31/21. Please revise to include reconciliations from the most directly comparable IFRS

measure(s) for the interim period in which you present these measures, and to include the IFRS comparable measure(s) with equal or greater prominence in your tabular presentations and discussions of your interim results. Refer Item 10(e)(1)(i) of Regulation S-K and Question 102.10 of the of the staff's Compliance and Disclosure Interpretation on Non-GAAP Financial Measures. In this regard, please tell us why you present unaudited financial information for the three months ended March 31, 2021 here but do not provide interim financial statements for the same period.

Key Business and Non-IFRS Financial Measures, page 286

66. You note that MTUs is the number of consumers who have successfully paid for an offering on your platform within a given month. Please disclose, as you do on page 287, that "users" are unique users, and whether you count a user more than once if they conduct transactions that are categorized in different segments (for example, a transaction in Deliveries and a transaction in Mobility). Please also disclose the MTUs for each segment in the financial periods presented so that investors are aware of the trend in each segment, or tell us why you do not believe you are required to do so.

67. We note that Financial Services contributes disproportionately to GMV as compared to its contribution to revenues and gross billings. Please tell how you consider this disproportionate contribution when evaluating the usefulness of GMV per MTU. Please also clarify whether Financial Services GMV includes non-payments financial services, such as lending, insurance and wealth management. If so, please indicate how you determine the amount of the non-payment service to include in GMV.

Gross Merchandise Value, page 287

68. We note your disclosure on page 75 that Grab tracks certain metrics, including GMV. Please revise your disclosures, which refer to GMV as an operating measure, to clearly define GMV as a metric and state why the various metrics included in your filing provide useful information to investors. Refer to SEC Release No. 33-10751.

Gross Billings and Adjusted Net Sales, page 289

69. Please revise to remove graphics, tabular presentations, discussions, and references to Gross Billings and Adjusted Net Sales. As these measures exclude the impact of incentives which are reductions to your revenue recorded under IFRS, these measures would appear to represent tailored recognition and measurement methods. Refer to Question 100.04 of the staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures and Rule 100(b) of Regulation G.

GMV per Consumer by Cohort, Indexed to Year 1, page 294

70. Please revise to disclose the extent to which the "bigger and faster spend" by your consumers has been driven, in part, by incentives.

Platform Consumer Engagement, page 294

71.   Please explain why the cohort information presented includes only spending across mobility, GrabFood, GrabMart, and GrabExpress.

Retention Rates for Multi-Offering Users, page 295

72.   We note your narrative disclosure and the chart on page 296, showing your retention rates for customers who use two, three, and greater than three of your offerings. Please balance this disclosure by including the retention rate for single-offering users.

Our Business Segments, page 296

73.   Please revise the graphic and accompanying narrative illustrating the economies of a typical deliveries order on page 297 and a typical ride on page 299 to include consumer incentives and IFRS revenue earned by you. Please ensure that amounts are representative of your actual operations.

Our ability to optimize driver- and merchant-partner and consumer incentives, page 303

74.   You note that incentives represent a higher proportion of GMV during the initial stages of growth of your business. Please quantify the incentives paid versus GMV in the financial periods presented in the filing. Please also indicate whether period-over-period changes are due to reduced incentives or to growth in GMV in segments where you do not pay incentives, such as financial services.

Comparison of the Years Ended December 31, 2020 and 2019
Revenue
2020 Compared to 2019, page 307

75.   We note from your disclosure on page F-58 that Mobility includes rental income from motor vehicles of $95 million (2019: $140 million). Please revise your discussion of Mobility results to quantify the impacts to your results from your different offerings included within your Mobility segment. Refer to Item 5.A of Form 20-F.

76.   Please expand your analysis related to finance costs.

Description of the Business Combination, page 326

77.   It appears that underwriting fees remain constant and are not adjusted based on redemptions. Revise your disclosure to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution

Unaudited Pro Forma Condensed Combined Financial Information
Unaudited Pro Forma Condensed Combined Statement of Financial Position, page 329

78.   Please tell us where the transaction adjustments related to the Backstop and PIPE agreement proceeds are recorded in the Pro Forma Statements of Financial Position under a maximum redemption scenario.

79.   Please tell us your consideration of presenting in a separate column, separate from your transaction adjustments, the adjustments to give effect to the subscription agreements disclosed on page 29. Refer to Item 5 of Form F-4 and Rule 11-02(b)(4) of Regulation S-X.

Comparative Per Share Data, page 335

80.   Please revise to include a tabular summary showing how you calculated or determined the weighted average shares outstanding, assuming no redemption and assuming maximum redemption.

Beneficial Ownership of Securities, page 349

81.   Please disclose the sponsor and its affiliates' total potential ownership interest in the combined company, assuming exercise and conversion of all securities, including any forward purchase securities and the total potential securities that could be issued pursuant to the backstop agreement.

82.   Please disclose the natural person or persons who exercise voting and/or dispositive control with respect to the securities owned by the entities listed in the table.

Audited Consolidated Financial Statements of Grab Holdings Inc. and its subsidiaries
Notes to Consolidated Financial Statements
4.11 Revenue, page F-32

83.   We note you operate a rewards program to encourage use of GrabPay. Please tell us your consideration of disclosing whether participation in the rewards program provides a material right that the consumer would not receive otherwise, thereby giving rise to a separate performance obligation to which a portion of the transaction price must be allocated. Refer to Paragraphs B39 - B40 of IFRS 15.

18 Revenue, page F-57

84.   Please revise to disclose revenues from external customers attributed to material individual foreign countries. Refer to IFRS 8.33(a).

General

85.   Please supplementally provide us with a copy of the Euromonitor Report.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Abe Friedman at (202) 551-8298 or Lyn Shenk at (202) 551-3380 if you have questions regarding comments on the financial statements and related matters. Please contact Katherine Bagley at (202) 551-2545 or Erin Jaskot at (202) 551-3442 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Brian V. Breheny